UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

NextDecade Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

65342K 105
(CUSIP number)

Halcyon Capital Halcyon Management L.P.
477 Madison Avenue, 8th Floor
New York, New York 10022
212-303-9400

With copies to:
Jackie Cohen
Weil Gotshal & Manges, LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000
(Name, address and telephone number of person authorized to receive notices and communications)

July 24, 2017
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Schedule 13D
CUSIP No. 65342K 105
1	NAME OF REPORTING PERSON
Halcyon Mount Bonnell Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,649,914

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,649,914

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,649,914

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.52%

14	TYPE OF REPORTING PERSON
PN

Schedule 13D
CUSIP No. 65342K 105
1	NAME OF REPORTING PERSON
HLTS GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,649,914*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,649,914*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,649,914*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.52%*

14	TYPE OF REPORTING PERSON
OO

*Includes shares owned by Halcyon Mount Bonnell Fund L.P.

Schedule 13D
CUSIP No. 65342K 105
1	NAME OF REPORTING PERSON
HCN LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,075,530

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,075,530

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,075,530

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.87%

14	TYPE OF REPORTING PERSON
PN

Schedule 13D
CUSIP No. 65342K 105
1	NAME OF REPORTING PERSON
HCN GP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,075,530*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,075,530*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,075,530*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.87%*

14	TYPE OF REPORTING PERSON
PN

*Includes shares owned by HCN LP.

CUSIP No. 413247107	13D	Page 6

Schedule 13D
CUSIP No. 65342K 105
1	NAME OF REPORTING PERSON
Halcyon Energy, Power & Infrastructure Capital Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,747,176

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,747,176

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,747,176

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.66%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 413247107	13D	Page 7

Schedule 13D
CUSIP No. 65342K 105
1	NAME OF REPORTING PERSON
First Series of HDML Fund I LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
636,745

	8	SHARED VOTING POWER
2,383,921*

	9	SOLE DISPOSITIVE POWER
636,745

	10	SHARED DISPOSITIVE POWER
2,383,921*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,020,566*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.87%

14	TYPE OF REPORTING PERSON
OO

*Includes shares owned by Halcyon Energy, Power & Infrastructure Capital Holdings LLC.

CUSIP No. 413247107	13D	Page 8

Schedule 13D
CUSIP No. 65342K 105
1	NAME OF REPORTING PERSON
HDML Asset LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
636,745

	8	SHARED VOTING POWER
2,383,921*

	9	SOLE DISPOSITIVE POWER
636,745

	10	SHARED DISPOSITIVE POWER
2,383,921*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,020,566*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.87%*

14	TYPE OF REPORTING PERSON
OO

*Includes shares owned by Halcyon Energy, Power & Infrastructure Capital Holdings LLC and First Series of HDML Fund I LLC.

CUSIP No. 413247107	13D	Page 9

Schedule 13D
CUSIP No. 65342K 105
1	NAME OF REPORTING PERSON
Halcyon Master Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
325,165

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
325,165

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
325,165

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.31%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 413247107	13D	Page 10

Schedule 13D
CUSIP No. 65342K 105
1	NAME OF REPORTING PERSON
Halcyon Asset LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
325,165*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
325,165*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
325,165*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.31%*

14	TYPE OF REPORTING PERSON
PN

*Includes shares owned by Halcyon Master Fund, L.P.

CUSIP No. 413247107	13D	Page 11

Schedule 13D
CUSIP No. 65342K 105
1	NAME OF REPORTING PERSON
Avinash Kripalani

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,494,530*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,494,530*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,494,530*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.03%

14	TYPE OF REPORTING PERSON
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power & Infrastructure Capital Holdings LLC, First Series of I HDML Fund LLC and Halcyon Master Fund, L.P.

CUSIP No. 413247107	13D	Page 12

Schedule 13D
CUSIP No. 65342K 105
1	NAME OF REPORTING PERSON
Jason Dillow

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,494,530*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,494,530*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,494,530*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.03%*

14	TYPE OF REPORTING PERSON
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power & Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Halcyon Master Fund, L.P.

CUSIP No. 413247107	13D	Page 13

Schedule 13D
CUSIP No. 65342K 105
1	NAME OF REPORTING PERSON
Kevah Konner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,494,530*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,494,530*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,494,530*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.03%*

14	TYPE OF REPORTING PERSON
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power & Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Halcyon Master Fund, L.P.

CUSIP No. 413247107	13D	Page 14

Schedule 13D
CUSIP No. 65342K 105
1	NAME OF REPORTING PERSON
John Bader

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,494,530*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,494,530*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,494,530*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.03%*

14	TYPE OF REPORTING PERSON
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power & Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Halcyon Master Fund, L.P.

CUSIP No. 413247107	13D	Page 15

Schedule 13D
CUSIP No. 65342K 105
1	NAME OF REPORTING PERSON
Halcyon Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,494,530*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,494,530*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,494,530*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.03%*

14	TYPE OF REPORTING PERSON
PN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power & Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Halcyon Master Fund, L.P.

Item 1.	Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the “Commission”). This Statement relates to the shares of common stock, $0.001 par value per share (“Shares”), of NextDecade Corporation, a corporation formed under the laws of the State of Delaware (the “Issuer”). The address of the Issuer’s principal executive offices is 3 Waterway Square Place, The Woodlands, Texas 77380.

Item 2.	Identity and Background.

This Statement is being filed jointly by the following (each, a “Reporting Person,” and, collectively, the “Reporting Persons”):  Halcyon Mount Bonnell Fund LP, a Delaware limited partnership, (“Mount Bonnell”); HLTS GP LLC, a Delaware limited liability company, (“HLTS”); HCN LP, a Cayman Islands exempted limited partnership (“HCN”); HCN GP LLC, a Delaware limited liability company (“HCN GP”); Halcyon Energy, Power & Infrastructure Capital Holdings LLC, a Delaware limited liability company (“HEPI”); First Series of HDML Fund I LLC, a Delaware limited liability company (“HDML”), HDML Asset LLC, a Delaware limited liability company (“HDML Asset”), Halcyon Master Fund L.P., a Cayman Islands exempted limited liability partnership (“Master Fund”); Halcyon Asset LLC, a Delaware limited liability company (“Halcyon Asset”); Halcyon Capital Management LP, a Delaware limited partnership (“Halcyon Management”); Avinash Kripalani, a United States citizen; Jason Dillow, a United States citizen; Kevah Konner, a United States citizen; and John Bader, a United States citizen.

HLTS is the general partner of Mount Bonnell.  HCN GP is the general partner of HCN. HDML Asset is the investment member of HDML.

Halcyon Asset is the general partner of Master Fund, which has owned Shares since before the Merger (as defined below) as reported on Schedule 13G/A for the Issuer filed with the SEC on February 14, 2017.

Halcyon Management is the investment manager for each of Mount Bonnell, HCN, HEPI, and HDML.  Investment decisions of Halcyon Management are made by a three person Halcyon Management committee, including Jason Dillow and Kevah Konner, each of whom has individual decision-making authority.  John Bader is the CEO of Halcyon Management.  Avinash Kripalani is a Principal at Halcyon Management.

The following address is the business address for each of the Reporting Persons: 477 Madison Avenue, 8th Floor, New York, New York 10022.

During the last five years, none of the Reporting Persons or any of their respective executive officers, directors, general partners, or managing members, as applicable (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4 and 6 of this Statement are incorporated herein by reference.

On April 17, 2017, the Issuer, Harmony Merger Sub, LLC, NextDecade, LLC and certain members of NextDecade, LLC and entities affiliated with such members entered into an Agreement and Plan of Merger (the “Merger Agreement”) that provided for the merger of NextDecade, LLC with and into Harmony Merger Sub, LLC (the “Merger”).  At the closing of the transaction on July 24, 2017 (the “Closing”), NextDecade, LLC became a wholly-owned subsidiary of the Issuer.

In connection with the Closing, all outstanding interests in NextDecade, LLC were canceled in exchange for the right to receive Shares of the Issuer, as further provided by the Merger Agreement, including Shares issuable upon the satisfaction of certain milestones as provided in Section 2.11 of the Merger Agreement.   As a result, HEPI received 1,747,176 shares (which excludes 685,784 shares issuable upon the satisfaction of certain milestones), HCN received 4,075,530 shares (which excludes 89,074 shares issuable upon the satisfaction of certain milestones), Mount Bonnell received 2,649,914 shares (which excludes 863,168 contingent shares issuable upon the satisfaction of certain milestones), and HDML received 636,745 shares (which excludes 1,862,143 shares issuable upon the satisfaction of certain milestones).

References to, and descriptions of, the Merger Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the Agreement, which is included as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, dated April 18, 2017.

Item 4.	Purpose of Transaction.

The responses to Items 3 and 6 of this Statement are incorporated herein by reference.

As further described in Item 6, Avinash Kripalani was designated by Halcyon Management to serve on the board of directors of the Issuer (the “Board”).  Mr. Kripalani is also a member of the Nominating, Corporate Governance and Compensation Committee.  As a result, the Reporting Persons intend to take an active role in working with the Issuer’s Halcyon Management on operational, financial and strategic initiatives.

The Reporting Persons intend to communicate with the Board, members of Halcyon Management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with Halcyon Management and the Board.  The Reporting Persons may (i) sell or otherwise dispose of some or all of the Issuer’s securities (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective partners, members or beneficiaries, as applicable) from time to time, (ii) acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise, and/or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  Pursuant to Section 2.11 of the Merger Agreement, certain of the Reporting Persons may receive contingent Shares issuable upon the satisfaction of certain milestones. The Reporting Persons also reserve the right to acquire or dispose of derivatives or other instruments related to shares of Common Stock or other securities of the Company, provided that in its judgment such transactions are advisable.

Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including Avinash Kripalani, in his fiduciary capacity as a director of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified under Item 4 of this Statement.

Item 5.	Interests in the Securities of the Issuer.

The responses set forth on rows 7 through 13 of the cover pages of this Statement, as of the date hereof, are incorporated by reference in this Item 5.

(a) and (b)  The following responses are based on 105,185,828 Shares issued and outstanding of the Issuer (“outstanding Shares”), as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 28, 2017.

As of the date hereof, the Reporting Persons beneficially own, in the aggregate, 9,494,530 Shares, which represents approximately 9.03%

As of the date hereof, Mount Bonnell directly holds 2,649,914 Shares, which represents approximately 2.52% of the outstanding Shares; HDML directly holds 636,745 Shares, which represents approximately 0.61% of the outstanding Shares; HCN directly holds 4,075,530 Shares, which represents approximately 3.87% of the outstanding Shares; HEPI directly holds 1,747,176 Shares, which represents approximately 1.66% of the outstanding Shares; and Master Fund directly holds 325,165 Shares, which represents approximately 0.31% of the outstanding Shares.

HLTS is the general partner of Mount Bonnell.  HCN GP is the general partner of HCN. HDML Asset is the investment member of HDML. Halcyon Management is the investment manager for each of Mount Bonnell, HCN, HEPI and HDML.  Investment decisions of Halcyon Management are made by a three person Halcyon Management committee, including Jason Dillow and Kevah Konner, each of whom has individual decision-making authority.  John Bader is the CEO of Halcyon Management.  Avinash Kripalani is a Principal at Halcyon Management.

The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

(c) Except as set forth in this Item 3, none of the Reporting Persons has effected any transaction in the Shares in the 60 days prior to filing this Statement.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported on this Schedule 13D

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Board and Committee Composition after the Merger

Pursuant to the terms of the Merger Agreement, following the Closing, the Board was comprised of eleven (11) directors, including Avinash Kripalani.  Mr. Kripalani is also a member of the Nominating, Corporate Governance and Compensation Committee of the Board.

Registration Rights Agreement

Upon the Closing, the former holders of membership interests in NextDecade, LLC, including certain of the Reporting Persons, entered into a registration rights agreement with the Issuer providing such holders with certain demand and piggy-back registration rights with respect to registration statements filed by the Issuer.

References to, and descriptions of, the registration rights agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the agreement, which is included as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, dated July 28, 2017.

Lock-up Agreements

By letter agreements dated as of the Closing, the former holders of membership interests in NextDecade, LLC, including certain of the Reporting Persons, agreed not to transfer the shares of the Common Stock they received as a result of the Merger for 180 days after the Closing.

References to, and descriptions of, the lock-up agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the agreement, which is attached hereto as Exhibit 10.2.

Item 7.	Material to Be Filed as Exhibits

2.1
Merger Agreement, dated as of April 17, 2017 (incorporated by reference herein from Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by NextDecade Corporation (f/k/a Harmony Merger Corp.) on April 18, 2017 (SEC File No. 001-36842).)

10.1
Registration Rights Agreement (incorporated by reference herein from Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by NextDecade Corporation on July 28, 2017 (SEC File No. 001-36842).)

10.2*	Lock-Up Agreement (First Series of HDML Fund I LLC) , dated as of July 24, 2017

10.3*	Lock-Up Agreement (Halcyon Energy, Power and Infrastructure Capital Holdings LLC), dated as of July 24, 2017

10.4*	Lock-Up Agreement (Halcyon Mount Bonnell Fund LP), dated as of July 24, 2017

10.5*	Lock-Up Agreement (HCN LP), dated as of July 24, 2017

99.1*	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 3, 2017

Halcyon Mount Bonnell Fund LP

By: Halcyon Capital Management LP, its Manager

/s/ Suzanne McDermott		/s/ John Freese
Name:	Suzanne McDermott	Name:	John Freese
Title:	Chief Compliance Officer	Title:	Senior Corporate Counsel

August 3, 2017	August 3, 2017
Date	Date

HLTS GP LLC

/s/ Suzanne McDermott		/s/ John Freese
Name:	Suzanne McDermott	Name:	John Freese
Title:	Chief Compliance Officer	Title:	Senior Corporate Counsel

August 3, 2017		August 3, 2017
Date		Date

HCN LP
By: Halcyon Capital Management LP, its Manager

/s/ Suzanne McDermott		/s/ John Freese
Name:	Suzanne McDermott	Name:	John Freese
Title:	Chief Compliance Officer	Title:	Senior Corporate Counsel

August 3, 2017		August 3, 2017
Date		Date

HCN GP LLC

/s/ Suzanne McDermott		/s/ John Freese
Name:	Suzanne McDermott	Name:	John Freese
Title:	Chief Compliance Officer	Title:	Senior Corporate Counsel

August 3, 2017		August 3, 2017
Date		Date

Halcyon Energy, Power & Infrastructure Capital Holdings LLC
By: Halcyon Capital Management LP, its Manager

/s/ Suzanne McDermott		/s/ John Freese
Name:	Suzanne McDermott	Name:	John Freese
Title:	Chief Compliance Officer	Title:	Senior Corporate Counsel

August 3, 2017		August 3, 2017
Date		Date

First Series of HDML Fund I LLC
By: Halcyon Capital Management LP, its Manager

/s/ Suzanne McDermott		/s/ John Freese
Name:	Suzanne McDermott	Name:	John Freese
Title:	Chief Compliance Officer	Title:	Senior Corporate Counsel

August 3, 2017		August 3, 2017
Date		Date

HDML Asset LLC

/s/ Suzanne McDermott		/s/ John Freese
Name:	Suzanne McDermott	Name:	John Freese
Title:	Chief Compliance Officer	Title:	Senior Corporate Counsel

August 3, 2017		August 3, 2017
Date		Date

Halcyon Master Fund LP
By: Halcyon Asset LLC, its General Partner

/s/ Suzanne McDermott		/s/ John Freese
Name:	Suzanne McDermott	Name:	John Freese
Title:	Chief Compliance Officer	Title:	Senior Corporate Counsel

August 3, 2017		August 3, 2017
Date		Date

Halcyon Asset LLC

/s/ Suzanne McDermott		/s/ John Freese
Name:	Suzanne McDermott	Name:	John Freese
Title:	Chief Compliance Officer	Title:	Senior Corporate Counsel

August 3, 2017		August 3, 2017
Date		Date

/s/ Avinash Kripalani
Name:	Avinash Kripalani

August 3, 2017
Date

/s/ Jason Dillow
Name:	Jason Dillow

August 3, 2017
Date

/s/ Kevah Konner
Name:	Kevah Konner

August 3, 2017
Date

/s/ John Bader
Name:	John Bader

August 3, 2017
Date

Exhibit Index

2.1
Merger Agreement, dated as of April 17, 2017 (incorporated by reference herein from Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by NextDecade Corporation (f/k/a Harmony Merger Corp.) on April 18, 2017 (SEC File No. 001-36842).)

10.1
Registration Rights Agreement (incorporated by reference herein from Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by NextDecade Corporation on July 28, 2017 (SEC File No. 001-36842).)

10.2*	Lock-Up Agreement (First Series of HDML Fund I LLC) , dated as of July 24, 2017

10.3*	Lock-Up Agreement (Halcyon Energy, Power and Infrastructure Capital Holdings LLC), dated as of July 24, 2017

10.4*	Lock-Up Agreement (Halcyon Mount Bonnell Fund LP), dated as of July 24, 2017

10.5*	Lock-Up Agreement (HCN LP), dated as of July 24, 2017

99.1*	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

* Filed herewith.